Exhibit 22
GUARANTOR SUBSIDIARIES OF TREEHOUSE FOODS, INC.
The following subsidiaries of TreeHouse Foods, Inc. (the "Issuer") are guarantors of the Issuer's 2028 Notes:

Name of Guarantor Subsidiary		Jurisdiction of Formation
1	American Italian Pasta Company	Delaware
2	Associated Brands, Inc.	New York
3	Bay Valley Foods, LLC	Delaware
4	Cottage Bakery, Inc.	California
5	Linette Quality Chocolates, Inc.	Georgia
6	Protenergy Holdings, Inc.	Delaware
7	Protenergy Natural Foods, Inc.	Delaware
8	Ralcorp Frozen Bakery Products, Inc.	Delaware
9	S.T. Specialty Foods, Inc.	Minnesota
10	Sturm Foods, Inc.	Wisconsin
11	The Carriage House Companies, Inc.	Delaware
12	TreeHouse Foods Services, LLC	Delaware
13	TreeHouse Private Brands, Inc.	Missouri